SUPPL

07026169

NEWS RELEASE

CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

August 14, 2007

12(g) No. 82-2636
Symbol CRN-T

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE TO U.S NEWSWIRE SERVICES

CROSS LAKE CLOSES PRIVATE PLACEMENT

August 14, 2007 - Vancouver, British Columbia – Cross Lake Minerals Ltd. (the "**Company**" or "**Cross Lake**") is pleased to announce that further to its news releases dated July 18, 2007 and July 25, 2007, the non-brokered private placement (the "**Offering**") of 3,500,000 units of the Company ("**Units**") at $0.50 per Unit and 2,500,000 flow-through units of the Company ("**FT Units**") at $0.65 per FT Unit has closed, raising gross proceeds of $3,375,000. Each Unit consists of one common share and one half of one transferable common share purchase warrant, each whole such purchase warrant is exercisable into one additional common share of the Company until February 14, 2009 at an exercise price of $0.75 per common share. Each FT Unit consists of one flow-through common share and one half of one transferable common share purchase warrant, each whole such purchase warrant is exercisable into one additional common share of the Company until February 14, 2009 at an exercise price of $0.85 per common share.

The Units and FT Units are subject to a hold period that expires on December 15, 2007.

The Company paid finders' fees on a portion of the Offering.

The Offering includes participation by Brian Kynoch, an insider of the Company on the same terms as the arm's length investors and his shareholders increased after accordingly. Mr. Kynoch purchased 43,388 FT Units.

The participation by insiders in the private placement is considered to be a "related party transaction" as defined under Ontario Securities Commission Rule 61-501 (the "Rule"). The transaction is exempt from the formal valuation and minority shareholder approval requirements of the Rule as neither the fair market value of the securities being issued nor the consideration being paid exceeds 25% of Cross Lake's market capitalization.

The Company raised total gross proceeds of $3,375,000. Cross Lake expects to use such proceeds for the continuing development of the Q.R. mine property and to finance general exploration activities. The gross proceeds raised from the issuance of the FT Units will be used for general exploration expenditures, which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2007 taxation year.

For further information, please contact:
Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com for further information.

dlw 8/22

CROSS LAKE MINERALS LTD.

TSX: CRN

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

END

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141